Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 26, 2010	March 27, 2009
Income before income taxes	$129	$8
Losses related to equity method investees	11	34

	140	42

Add/(deduct):
Fixed charges	72	64
Interest capitalized	(4)	(10)
Distributed income of equity method investees	0	4
Net losses attributable to noncontrolling interests	0	2

Earnings attributable to Marriott available for fixed charges	$208	$102

Fixed charges:
Interest expensed and capitalized (1)	$49	$39
Estimate of interest within rent expense	23	25

Total fixed charges	$72	$64

Ratio of earnings attributable to Marriott to fixed charges	2.9	1.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

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